March 27, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Inessa Kessman
Robert Littlepage

Re:	Locafy Limited
Form 20-F for the Fiscal Year Ended June 30, 2023
Filed October 11, 2023
File No. 001-41333

Ladies and Gentlemen:

This letter is submitted on behalf of Locafy Limited (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated March 14, 2024 (the “Comment Letter”), regarding the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2023, filed with the Commission on October 11, 2023 (the “Annual Report”). In connection with this response to the Comment Letter, the Company is contemporaneously preparing an amendment to the Annual Report (“Amendment No. 1”) to address the Staff’s comments in the Comment Letter and to update the Annual Report.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in italic type, with the Company’s corresponding responses set forth immediately under such comments. All page references in the responses set forth below refer to page numbers in the Annual Report. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Annual Report.

Form 20-F for the Fiscal Period Ended June 30, 2023

B. Liquidity and Capital Resources, page 41

1.	Please disclose at the forefront of your liquidity section that there is substantial doubt about your ability to continue as a going concern. Also, disclose that you are in default on your ASX convertible notes as noted on page F-28. Provide us with your proposed future disclosure.

The Company acknowledges the Staff’s comment, and the Company will include in Amendment No. 1 the following (i) risk factor, immediately preceding the subsection entitled “Risks Related to Our Securities” on page 20 in Part 1D–Risk Factors and (ii) disclosure at the beginning of the subsection entitled “Liquidity and Capital Resources” on page 41 in Part 5–Operating and Financial Review and Prospectus.

Risk Factors, beginning on page 20:

Risks Related to the ASX Convertible Notes

Our outstanding obligations under the ASX Convertible Notes may adversely affect our cash flow and our ability to operate our business.

As of June 30, 2023, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$301,600 (the “ASX Convertible Notes”). The ASX Convertible Notes have a maturity date of March 31, 2016 (the “Maturity Date”), have a fixed repayment amount and are not accruing further interest. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes that an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest. Pursuant to the ASX Convertible Notes, an event of default occurs when we (i) are in or may be deemed within the meaning of any applicable law to be, insolvent or unable to pay our debts; or (ii) are in default in the due performance of any undertaking, condition or obligation on our part to be performed in accordance with the ASX Convertible Notes or such deed and has not rectified such default within 20 business days of being requested to do so in writing by a holder of the ASX Convertible Notes. As we have not redeemed the full amount under the ASX Convertible Notes at the Maturity Date, such failure constitutes an Event of Default pursuant to the terms of the ASX Convertible Notes. We are currently working to pay off our outstanding obligations under the ASX Convertible Notes, however, there can be no assurances that we will be able to do so. As of the date of this Annual Report, there is no outstanding demand letter to us by any noteholder of the ASX Convertible Notes demanding repayment. We are also unlikely to repay our outstanding obligations under the ASX Convertible Notes to a noteholder of the ASX Convertible Notes that is no longer in existence and that has since been deregistered as a corporation in Australia. As of June 30, 2023, we have sufficient cash to repay the ASX Convertible Notes in full, though we are unlikely to pay an aggregate of A$130,000 to the aforementioned deregistered and defunct noteholder.

Our ability to meet our expenses and debt obligations, including with respect to ASX Convertible Notes, will depend on our future performance, which will be affected by financial, business, economic, regulatory and other factors. We will be unable to control many of these factors, such as economic conditions. We cannot be certain that we will continue to have sufficient capital to allow us to pay the principal and interest on the outstanding ASX Convertible Notes and to meet any other obligations. If we do not have sufficient funds to service our debt, including ASX Convertible Notes, we may be required, but unable to refinance all or part of our existing debt, sell assets, borrow money, or raise equity on terms acceptable to us, if at all, and therefore there is substantial doubt about our ability to continue as a going concern. Our ability to continue as a going concern is further disclosed in this Annual Report on Form 20-F and in the Report of Independent Registered Public Accounting Firm and the notes to the consolidated financial statements, in line with the disclosure requirements pursuant to IAS 1.25.

Liquidity and Capital Resources Section, beginning on page 41:

Plan of Operations and Future Funding Requirements – Going Concern

Our independent registered public accounting firm has issued an opinion on our consolidated financial statements included in this Annual Report that states that there is substantial doubt in respect of the assumption that we will continue as a going concern. We have incurred substantial operating losses and have used cash in our operating activities for the past few years. As of and for the year ended June 30, 2023, we had a net loss of A$3,891,586 and net cash used in operating activities of A$2,260,971. Additionally, as of June 30, 2023, the outstanding balance of our ASX Convertible Notes, including accrued and unpaid interest thereon, totaled A$301,600. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—ASX Convertible Notes”.

Our consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. We also cannot be certain that additional financing, if needed, will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue our operations. There remains substantial doubt about our ability to continue as a going concern for the next twelve months from the date the consolidated financial statements to this Annual Report were issued.

To date, we have experienced negative cash flow from development of our technology, as well as from the costs associated with building a sales force to market our product and services. Our ability to achieve or, if achieved, sustain profitability is based on numerous factors, many of which are beyond our control, including the market acceptance of our products, competitive product development and our market penetration and margins. If such factors become significant, we may never be able to generate sufficient revenue to achieve or, if achieved, sustain profitability.

Because of the numerous risks and uncertainties associated with further development and commercialization of our technology and any future tests, we are unable to predict the extent of any future losses or the exact timing of when we will become profitable, if ever. We may never become profitable, and you may never receive a return on an investment in our securities. An investor in our securities must carefully consider the substantial challenges, risks and uncertainties inherent in the development in our industry. We may never develop our technology and our business may fail.

We expect to finance our future cash needs through public or private equity offerings, debt financings, government subsidies and research and development grants, and business development transactions. We may need to raise additional funds more quickly if one or more of our assumptions prove to be incorrect or if we choose to expand our business operations and partnerships more rapidly than we presently anticipate. We may also decide to raise additional funds even before we need them if the conditions for raising capital are favorable. Additional equity, debt, government subsidies and research and development grants, or business development transactions may not be available on acceptable terms, if at all. If adequate funds are not available, we may be required to delay, reduce the scope of or eliminate certain of our planned business operations, development of our technology, or partnerships, or obtain to funds through arrangements with collaborators or others that may require us to relinquish rights to certain of our technology that we might otherwise seek to develop independently.

Our long-term success and ability to continue as a going concern are dependent upon obtaining sufficient capital to fund its business operations, to generate revenue and, ultimately, to attain profitable operations or, alternatively, to advance our products and technology to such a point that they would be attractive candidates for acquisition by others in the industry.

To date, we have been able to obtain financing as and when it was needed; however, there is no assurance that financing will be available in the future, or if it is, that it will be available at acceptable terms. See “Item 3. Key Information—D. Risk Factors—There is substantial doubt about our ability to continue as a going concern”, and Note 3.2 to the consolidated financial statements to this Annual Report.

ASX Convertible Notes

As of June 30, 2023, the outstanding balance of our unsecured convertible notes issued in 2015, including accrued and unpaid interest thereon, totaled A$301,600 (the “ASX Convertible Notes”). The ASX Convertible Notes have a maturity date of March 31, 2016, have a fixed repayment amount and are not accruing further interest. Of the A$301,600 in outstanding balance of the ASX Convertible Notes, we have since repaid an aggregate of A$30,000. Additionally, an aggregate of A$130,000 in outstanding balance relates to a deregistered and defunct noteholder, and as such, we are unlikely to make repayments to. Pursuant to the ASX Convertible Notes, we are obligated to redeem each ASX Convertible Note that has not been redeemed, converted or is the subject of a conversion notice on the earlier of (i) the Maturity Date and (ii) the date of receipt by us of a written notice from a holder of the ASX Convertible Notes than an Event of Default (as defined in the ASX Convertible Notes) has occurred, in each case of (i) and (ii), by paying to the holder of the ASX Convertible Notes an amount equal to the applicable Maturity Redemption Value (as defined in the ASX Convertible Notes). The ASX Convertible Notes automatically convert to equity upon an ASX listing, however, as we are now listed on Nasdaq, we are unlikely to pursue an ASX listing. Accordingly, and pursuant to the terms of the ASX Convertible Notes, the ASX Convertible Notes can only be redeemed in cash at their face value plus interest.

Pursuant to the ASX Convertible Notes, an event of default occurs when we (i) are in or may be deemed within the meaning of any applicable law to be, insolvent or unable to pay our debts; and (ii) are in default in the due performance of any undertaking, condition or obligation on our part to be performed in accordance with the ASX Convertible Notes or such deed and has not rectified such default within 20 business days of being requested to do so in writing by a holder of the ASX Convertible Notes. As we have not redeemed the full amount under the ASX Convertible Notes at the Maturity Date, such failure constitutes an Event of Default pursuant to the terms of the ASX Convertible Notes. If we do not rectify such default with 20 business days of being requested to do so in writing by a holder of the ASX Convertible Notes, the noteholder may then elect to make a statutory demand on us, which would require us to repay such noteholder’s debt within the statutory period (currently 21 days). A failure to comply with the statutory demand may lead to the noteholder commencing winding up proceedings against us. As of the date of this Annual Report, there is no outstanding demand letter to us by any noteholder of the ASX Convertible Notes demanding repayment.

We plan to progressively pay down the outstanding balance of the ASX Convertible Notes as our financial capacity allows us to do so, while also maintaining sufficient funds on hand for our ongoing business operations. We are unlikely to repay an aggregate of A$130,000 due to a noteholder of the ASX Convertible Notes that is no longer in existence and that has since been deregistered as a corporation in Australia, and may need to allow the statute of limitations to expire before making any corresponding adjustment in our financial accounts.

Should the Staff have any questions concerning the enclosed matters, please contact the undersigned at (212) 659-4993.

Very truly yours,

/s/ Alla Digilova
Alla Digilova, Esq.

cc:	Gavin Burnett, Chief Executive Officer, Locafy Limited
Melvin Tan, Chief Financial Officer, Locafy Limited
Rick A. Werner, Esq., Haynes and Boone, LLP